Press Release
North America’s Railroad

CN’s Third Quarter Results Reflect Strong Top-Line Growth and Renewed Focus on Scheduled Operation

Railroad Now Expecting to Deliver Adjusted Diluted EPS Growth of Approximately 25% in 2022

MONTREAL, October 25, 2022 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2022. Diluted earnings per share (EPS) of C$2.13 increased by 40% on an adjusted basis, which represents a quarterly record. (1) Diluted EPS decreased by 10%, mainly due to a merger termination fee received in the same quarter of 2021. CN delivered strong top-line growth and yield, as operational advancements continued to drive improvements to key metrics, including car velocity, dwell, and train speed.

“Our back to basics approach continues to drive strong results. CN's team of railroaders is doing a great job in delivering service to our customers and value for our shareholders. We remain focused on disciplined execution of our integrated operating plan to maximize the effectiveness and efficiency of our incredible three-coast network. We have a busy fourth quarter, with a strong start in the Canadian grain crop, and we are resourced for the months ahead. We are pleased to be raising our 2022 outlook to reflect our performance.”
–Tracy Robinson, President and Chief Executive Officer, CN

Financial results and operating highlights
Third-quarter 2022 compared to third-quarter 2021
•Record revenues of C$4,513 million, an increase of C$922 million or 26%, mainly due to higher fuel surcharge revenue driven by higher fuel prices, freight rate increases and the positive translation impact of a weaker Canadian dollar.
•Record operating income of C$1,932 million, an increase of 44%, or an increase of 31% on an adjusted basis. (1)
•Diluted EPS of C$2.13, a decrease of 10%, mainly due to a merger termination fee received in the third quarter of 2021.
•Diluted EPS increased by 40% on an adjusted basis, which represents a quarterly record. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 57.2%, an improvement of 5.5-points, or an improvement of 1.8-points on an adjusted basis. (1)
•Free cash flow for the first nine months of 2022 was C$2,924 million compared to C$2,034 million for the same period in 2021. (1)
•Injury frequency rate (3) decreased by 29% and the accident rate (4) decreased by 19%.
•Car velocity improved by 5% and dwell improved by 9%.
•Fuel efficiency improved by 1% to 0.838 US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs).
•Origin train performance averaged 87%, an improvement of 12% compared to 78% for the same period in 2021. (5)

New 2022 financial outlook (2)
CN is now expecting to deliver approximately 25% of adjusted diluted EPS growth (compared to its April 26, 2022 target of 15-20%) and free cash flow of approximately C$4.2 billion in 2022 (compared to its April 26, 2022 target range of C$3.7 billion - C$4.0 billion). (1) CN continues to target an operating ratio below 60% and a ROIC of approximately 15% in 2022. (1)

Third-quarter 2022 revenues, traffic volumes and expenses
Revenues for the third quarter of 2022 were C$4,513 million, an increase of C$922 million, or 26%, when compared to the same period in 2021. The increase was mainly due to higher fuel surcharge revenue driven by higher fuel prices, freight rate increases, higher Canadian export volumes of coal via west coast ports, higher volumes of U.S. grain and the positive translation impact of a weaker Canadian dollar.

Revenue ton miles (RTMs), measuring the weight and distance of freight transported by CN, increased by 5% compared to the year-earlier period. Freight revenue per RTM increased by 22% compared to the year-earlier period, mainly driven by higher fuel surcharge revenue driven by higher fuel prices, freight rate increases and the positive translation impact of a weaker Canadian dollar.

CN | 2022 Quarterly Review – Third Quarter 1

Press Release
Operating expenses for the third quarter of 2022 increased by 15% to C$2,581 million, mainly driven by higher fuel prices and the negative translation impact of a weaker Canadian dollar; partly offset by Transaction-related costs of $84 million recorded in the third quarter of 2021 resulting from the terminated CN Merger Agreement with Kansas City Southern ("KCS").

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures) and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2), ROIC outlook (2) and free cash flow outlook (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS, ROIC or free cash flow because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook, its ROIC outlook or its free cash flow outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

(3) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria.

(4) Per million train miles, based on FRA reporting criteria.

(5) Origin train performance is defined as the percentage of manifest, automotive, and domestic intermodal trains departing origin within allowance of the scheduled time.

2022 key assumptions
CN has made a number of economic and market assumptions in preparing its 2022 outlook. The Company assumes that North American industrial production for the year will increase in the mid single-digit range and now assumes U.S. housing starts of approximately 1.6 million units and U.S. motor vehicle sales of approximately 14 million units (compared to its January 25, 2022 assumption of approximately 15.5 million units). For the 2021/2022 crop year, the grain crop in Canada was below its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2022/2023 grain crop in Canada will be above its three-year average (or in line when excluding the significantly lower 2021/2022 crop year) and that the 2022/2023 U.S. grain crop will be in line with its three-year average. CN assumes total RTMs in 2022 will increase in the low single-digit range versus 2021. CN assumes continued pricing above rail inflation upon contract renewals. CN now assumes that in 2022, the value of the Canadian dollar in U.S. currency will be approximately $0.77 (compared to its January 25, 2022 assumption of approximately $0.80) and now assumes that in 2022 the average price of crude oil (West Texas Intermediate) will be approximately US$95 per barrel (compared to its April 26, 2022 assumption of approximately US$90 - US$100 per barrel). In 2022, CN plans to invest approximately 17% of revenues in its capital program.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.
2 CN | 2022 Quarterly Review – Third Quarter

Press Release
About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

CN | 2022 Quarterly Review – Third Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,513	3,591	12,565	10,724
Freight revenues ($ millions)	4,366	3,427	12,169	10,302
Operating income ($ millions)	1,932	1,341	4,928	4,050
Adjusted operating income ($ millions) (2)(3)	1,932	1,471	4,950	4,043
Net income ($ millions) (4)	1,455	1,686	3,698	3,698
Adjusted net income ($ millions) (2)(3)(4)	1,455	1,080	3,714	3,014
Diluted earnings per share ($) (4)	2.13	2.37	5.34	5.20
Adjusted diluted earnings per share ($) (2)(3)(4)	2.13	1.52	5.37	4.24
Free cash flow ($ millions) (2)(5)	1,356	754	2,924	2,034
Gross property additions ($ millions)	744	836	1,830	1,977
Share repurchases ($ millions)	1,178	109	3,644	523
Dividends per share ($)	0.7325	0.6150	2.1975	1.8450
Financial ratio
Operating ratio (%) (6)	57.2	62.7	60.8	62.2
Adjusted operating ratio (%) (2)(3)	57.2	59.0	60.6	62.3
Operational measures (7)
Statistical operating data
Gross ton miles (GTMs) (millions)	115,585	110,690	347,393	348,205
Revenue ton miles (RTMs) (millions)	58,540	55,875	175,645	176,575
Carloads (thousands)	1,469	1,427	4,289	4,327
Route miles (includes Canada and the U.S.)	18,600	19,500	18,600	19,500
Employees (end of period)	23,828	23,765	23,828	23,765
Employees (average for the period)	23,729	24,312	23,195	24,410
Key operating measures
Freight revenue per RTM (cents)	7.46	6.13	6.93	5.83
Freight revenue per carload ($)	2,972	2,402	2,837	2,381
GTMs per average number of employees (thousands)	4,871	4,553	14,977	14,265
Operating expenses per GTM (cents)	2.23	2.03	2.20	1.92
Labor and fringe benefits expense per GTM (cents)	0.67	0.66	0.63	0.63
Diesel fuel consumed (US gallons in millions)	96.9	93.9	299.2	306.8
Average fuel price ($ per US gallon)	5.70	3.33	5.31	3.14
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.838	0.848	0.861	0.881
Train weight (tons)	9,202	9,729	9,385	9,656
Train length (feet)	8,140	8,677	8,259	8,581
Car velocity (car miles per day)	212	201	193	194
Through dwell (entire railroad, hours)	7.0	7.7	7.8	7.9
Through network train speed (miles per hour)	20.1	19.7	18.6	19.0
Locomotive utilization (trailing GTMs per total horsepower)	202	195	197	199
Safety indicators (8)
Injury frequency rate (per 200,000 person hours)	1.02	1.44	1.24	1.34
Accident rate (per million train miles)	1.73	2.13	1.97	1.77
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(5)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(6)Operating ratio is defined as operating expenses as a percentage of revenues.
(7)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(8)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2022 Quarterly Review – Third Quarter

Supplementary Information – unaudited

	Three months ended September 30				Nine months ended September 30
	2022	2021	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2022	2021	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	850	715	19%	16%	2,435	2,061	18%	16%
Metals and minerals	539	410	31%	28%	1,411	1,155	22%	20%
Forest products	550	425	29%	26%	1,489	1,305	14%	12%
Coal	258	169	53%	51%	702	453	55%	54%
Grain and fertilizers	621	510	22%	20%	1,829	1,832	—%	(1%)
Intermodal	1,340	1,061	26%	25%	3,722	3,066	21%	20%
Automotive	208	137	52%	48%	581	430	35%	33%
Total freight revenues	4,366	3,427	27%	25%	12,169	10,302	18%	17%
Other revenues	147	164	(10%)	(13%)	396	422	(6%)	(8%)
Total revenues	4,513	3,591	26%	23%	12,565	10,724	17%	16%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,715	10,695	10%	10%	35,604	31,481	13%	13%
Metals and minerals	7,441	7,181	4%	4%	20,853	20,126	4%	4%
Forest products	6,614	6,234	6%	6%	19,083	19,861	(4%)	(4%)
Coal	5,769	5,189	11%	11%	17,264	13,863	25%	25%
Grain and fertilizers	11,944	11,774	1%	1%	37,748	44,537	(15%)	(15%)
Intermodal	14,340	14,241	1%	1%	42,966	44,883	(4%)	(4%)
Automotive	717	561	28%	28%	2,127	1,824	17%	17%
Total RTMs	58,540	55,875	5%	5%	175,645	176,575	(1%)	(1%)
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.26	6.69	9%	6%	6.84	6.55	4%	3%
Metals and minerals	7.24	5.71	27%	23%	6.77	5.74	18%	16%
Forest products	8.32	6.82	22%	19%	7.80	6.57	19%	17%
Coal	4.47	3.26	37%	36%	4.07	3.27	24%	23%
Grain and fertilizers	5.20	4.33	20%	18%	4.85	4.11	18%	16%
Intermodal	9.34	7.45	25%	24%	8.66	6.83	27%	26%
Automotive	29.01	24.42	19%	16%	27.32	23.57	16%	14%
Total freight revenue / RTM	7.46	6.13	22%	19%	6.93	5.83	19%	17%
Carloads (thousands) (3)
Petroleum and chemicals	161	150	7%	7%	482	443	9%	9%
Metals and minerals	264	266	(1%)	(1%)	709	730	(3%)	(3%)
Forest products	86	82	5%	5%	250	258	(3%)	(3%)
Coal	130	109	19%	19%	377	278	36%	36%
Grain and fertilizers	135	131	3%	3%	422	469	(10%)	(10%)
Intermodal	641	649	(1%)	(1%)	1,894	2,016	(6%)	(6%)
Automotive	52	40	30%	30%	155	133	17%	17%
Total carloads	1,469	1,427	3%	3%	4,289	4,327	(1%)	(1%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,280	4,767	11%	8%	5,052	4,652	9%	7%
Metals and minerals	2,042	1,541	33%	29%	1,990	1,582	26%	23%
Forest products	6,395	5,183	23%	20%	5,956	5,058	18%	16%
Coal	1,985	1,550	28%	27%	1,862	1,629	14%	13%
Grain and fertilizers	4,600	3,893	18%	16%	4,334	3,906	11%	9%
Intermodal	2,090	1,635	28%	27%	1,965	1,521	29%	28%
Automotive	4,000	3,425	17%	14%	3,748	3,233	16%	14%
Total freight revenue / carload	2,972	2,402	24%	21%	2,837	2,381	19%	18%
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2022 Quarterly Review – Third Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.
These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and nine months ended September 30, 2022, the Company's adjusted net income was $1,455 million, or $2.13 per diluted share, and $3,714 million, or $5.37 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2022 exclude advisory fees related to shareholder matters of $22 million, or $16 million after-tax ($0.03 per diluted share) recorded in Casualty and other within the Consolidated Statements of Income.
For the three and nine months ended September 30, 2021, the Company's adjusted net income was $1,080 million, or $1.52 per diluted share, and $3,014 million, or $4.24 per diluted share, respectively. (1) The adjusted figures exclude:
•employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income;
•advisory fees related to shareholder matters of $7 million, or $5 million after-tax ($0.01 per diluted share) recorded in the third quarter in Casualty and other within the Consolidated Statements of Income;
•the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale of on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator;
•transaction-related costs, consisting of an advance to Kansas City Southern ("KCS") and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS;
•amortization of bridge financing and other fees of $65 million, or $60 million after-tax ($0.08 per diluted share) recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and
•merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share), recorded in the third quarter resulting from KCS' notice of termination of the CN Merger Agreement with KCS.

(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.

6 CN | 2022 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2022	2021	2022	2021
Net income (1)	$1,455	$1,686	$3,698	$3,698
Adjustments:
Operating expense adjustments:
Workforce reduction program	—	39	—	39
Advisory fees related to shareholder matters	—	7	22	7
Recovery of loss on assets held for sale	—	—	—	(137)
Transaction-related costs	—	84	—	84
Non-operating expense adjustments:
Amortization of bridge financing and other fees	—	65	—	97
Merger termination fee	—	(886)	—	(886)
Tax adjustments:
Tax effect of adjustments (2)	—	85	(6)	112
Total adjustments	—	(606)	16	(684)
Adjusted net income (1)	$1,455	$1,080	$3,714	$3,014
Diluted earnings per share (1)	$2.13	$2.37	$5.34	$5.20
Impact of adjustments, per share	—	(0.85)	0.03	(0.96)
Adjusted diluted earnings per share (1)	$2.13	$1.52	$5.37	$4.24
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(2)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2022	2021	2022	2021
Operating income	$1,932	$1,341	$4,928	$4,050
Operating expense adjustments:
Workforce reduction program	—	39	—	39
Advisory fees related to shareholder matters	—	7	22	7
Recovery of loss on assets held for sale	—	—	—	(137)
Transaction-related costs	—	84	—	84
Total operating expense adjustments	—	130	22	(7)
Adjusted operating income	$1,932	$1,471	$4,950	$4,043
Operating expenses	$2,581	$2,250	$7,637	$6,674
Total operating expense adjustments	—	(130)	(22)	7
Adjusted operating expenses	$2,581	$2,120	$7,615	$6,681
Operating ratio	57.2%	62.7%	60.8%	62.2%
Impact of adjustments	—%	(3.7%)	(0.2%)	0.1%
Adjusted operating ratio	57.2%	59.0%	60.6%	62.3%

CN | 2022 Quarterly Review – Third Quarter 7

Non-GAAP Measures – unaudited

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rates were $1.31 and $1.28 per US$1.00 for the three and nine months ended September 30, 2022, respectively, and $1.26 and $1.25 per US$1.00 for the three and nine months ended September 30, 2021, respectively.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2022 would have been lower by $21 million ($0.03 per diluted share) and $41 million ($0.06 per diluted share), respectively.
The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2022:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2022	Constant currency impact	2021	% Change at constant currency Fav (Unfav)	2022	Constant currency impact	2021	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$850	$(18)	$715	16%	$2,435	$(37)	$2,061	16%
Metals and minerals	539	(15)	410	28%	1,411	(28)	1,155	20%
Forest products	550	(14)	425	26%	1,489	(28)	1,305	12%
Coal	258	(3)	169	51%	702	(6)	453	54%
Grain and fertilizers	621	(11)	510	20%	1,829	(24)	1,832	(1%)
Intermodal	1,340	(14)	1,061	25%	3,722	(29)	3,066	20%
Automotive	208	(5)	137	48%	581	(11)	430	33%
Total freight revenues	4,366	(80)	3,427	25%	12,169	(163)	10,302	17%
Other revenues	147	(5)	164	(13%)	396	(8)	422	(8%)
Total revenues	4,513	(85)	3,591	23%	12,565	(171)	10,724	16%
Operating expenses
Labor and fringe benefits	770	(13)	728	(4%)	2,204	(23)	2,205	1%
Purchased services and material	520	(9)	502	(2%)	1,615	(17)	1,578	(1%)
Fuel	649	(19)	350	(80%)	1,846	(42)	1,094	(65%)
Depreciation and amortization	435	(6)	405	(6%)	1,278	(12)	1,215	(4%)
Equipment rents	72	(2)	82	15%	254	(5)	254	2%
Casualty and other	135	(5)	99	(31%)	440	(10)	381	(13%)
Recovery of loss on assets held for sale	—	—	—	—%	—	—	(137)	(100%)
Transaction-related costs	—	—	84	100%	—	—	84	100%
Total operating expenses	2,581	(54)	2,250	(12%)	7,637	(109)	6,674	(13%)
Operating income	1,932	(31)	1,341	42%	4,928	(62)	4,050	20%
Interest expense	(141)	3	(197)	30%	(395)	7	(485)	20%
Other components of net periodic benefit income (1)	125	—	98	28%	374	—	295	27%
Merger termination fee	—	—	886	(100%)	—	—	886	(100%)
Other income (loss)	(1)	—	(27)	96%	(25)	—	22	(214%)
Income before income taxes (1)	1,915	(28)	2,101	(10%)	4,882	(55)	4,768	1%
Income tax expense (1)	(460)	7	(415)	(9%)	(1,184)	14	(1,070)	(9%)
Net income (1)	$1,455	$(21)	$1,686	(15%)	$3,698	$(41)	$3,698	(1%)
Diluted earnings per share (1)	$2.13	$(0.03)	$2.37	(11%)	$5.34	$(0.06)	$5.20	2%
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
8 CN | 2022 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2022 and 2021, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2022	2021	2022	2021
Net cash provided by operating activities	$2,112	$2,458	$4,395	$4,885
Net cash provided by (used in) investing activities	(756)	42	(1,573)	(2,013)
Net cash provided before financing activities	1,356	2,500	2,822	2,872
Adjustments:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	—	102	—
Transaction-related costs (2)	—	26	—	89
Advance for acquisition (3)	—	—	—	845
Refund of advance for acquisition (3)	—	(886)	—	(886)
Merger termination fee (3)	—	(886)	—	(886)
Total adjustments	—	(1,746)	102	(838)
Free cash flow	$1,356	$754	$2,924	$2,034
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisition to the Company’s unaudited Interim Consolidated Financial Statements for further information.
(2)Relates to Transaction-related costs of $125 million, of which $63 million was paid in the second quarter and $26 million was paid in the third quarter. As at September 30, 2021, $36 million remained to be paid. See Note 4 - Acquisition to the Company's unaudited Interim Consolidated Financial Statements for further information.
(3)See Note 4 – Acquisition to the Company's unaudited Interim Consolidated Financial Statements for further information.

CN | 2022 Quarterly Review – Third Quarter 9

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2022 and 2021, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2022	2021
Debt		$15,392	$13,556
Adjustments:
Operating lease liabilities, including current portion (1)		484	430
Pension plans in deficiency (2)		444	545
Adjusted debt		$16,320	$14,531
Net income (3)		$4,899	$4,714
Interest expense		520	619
Income tax expense (3)		1,557	1,403
Depreciation and amortization		1,661	1,617
Operating lease cost (4)		138	130
Other components of net periodic benefit income (3)		(486)	(367)
Other loss (income)		4	(22)
Adjustments:
Workforce reduction program (5)		—	39
Advisory fees related to shareholder matters (6)		35	7
Recovery of loss on assets held for sale (7)		—	(137)
Transaction-related costs (8)		—	84
Merger termination fee (9)		—	(886)
Adjusted EBITDA		$8,328	$7,201
Adjusted debt-to-adjusted EBITDA multiple (times)		1.96	2.02
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.
(7)Relates to the recovery of $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 6 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for further information.
(8)Relates to transaction costs incurred as a result of the terminated CN Merger Agreement of $84 million, consisting of $125 million of transaction-related costs, partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment and related receipt of the US$700 million advance to KCS. See Note 4 –Acquisition to the Company's unaudited Interim Consolidated Financial Statements for further information.
(9)Relates to the termination fee resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 4 –Acquisition to the Company's unaudited Interim Consolidated Financial Statements for further information.

10 CN | 2022 Quarterly Review – Third Quarter